EXHIBIT 12
CC HOLDINGS GS V LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Computation of earnings:
Income (loss) before income taxes	$106,251	$114,170	$132,405	$105,376	$16,681
Add:
Fixed charges (as computed below)	97,715	100,871	100,427	105,145	149,766
	$203,966	$215,041	$232,832	$210,521	$166,447
Computation of fixed charges and combined fixed charges:
Interest expense	$47,088	$50,395	$50,395	$50,824	$91,881
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,427	2,828	2,828	7,551	12,317
Interest component of operating lease expense	48,200	47,648	47,204	46,770	45,568
Fixed charges	97,715	100,871	100,427	105,145	149,766
Ratio of earnings to fixed charges	2.1	2.1	2.3	2.0	1.1
(Deficiency) excess of earnings to cover fixed charges	$106,251	$114,170	$132,405	$105,376	$16,681